Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the three month period ended March 31, 2018

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

Balance Sheet

	As at March 31, 2018	As at December 31, 2017

ASSETS
Current
Cash and cash equivalents (Note 3)	$10,522	$12,979
Short-term investments (Note 4)	36	31
Other receivables and prepaid expenses	306	428

Total Current Assets	10,864	13,438

Restricted cash (Note 5)	2,075	2,075
Property, plant and equipment	646	654
Exploration and evaluation assets (Note 6)	5,404	5,398

Total Assets	$18,989	$21,565

LIABILITIES
Current
Accounts payable	$151	$1,258
Accrued and other liabilities	237	389
Loan payable (Note 7)	12,791	—

Total Current Liabilities	13,179	1,647

Loan payable (Note 7)	—	12,417
Decommissioning provision	1,850	1,834

Total Liabilities	15,029	15,898

SHAREHOLDERS' EQUITY
Share capital	114,618	114,618
Reserves (Note 8)	16,839	16,715
Deficit	(127,497)	(125,666)

Total Shareholders’ Equity	3,960	5,667

Total Liabilities and Shareholders’ Equity	$18,989	$21,565
Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

Approved by the Board of Directors:
“John F. Kearney”	“John M. Warwick”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Income Statement

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CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited, expressed in thousands of Canadian dollars, except for share and per share information)

	Three months ended March 31,
	2018	2017

Income
Investment income	$29	$23

Expenses
Depreciation	1	2
Exploration and evaluation (Note 9)	396	1,740
Listing and regulatory	34	34
Management and directors	282	226
Office and general	155	140
Professional	181	16
Shareholder and investor communications	49	60
Share-based compensation (Note 8)	124	357
	1,222	2,575

Other expenses
Loss on foreign currency translation (Note 7)	(345)	—
Finance costs (Note 7)	(293)	(10)
	(638)	(10)

Net loss and comprehensive loss for the period	$(1,831)	$(2,562)

Net loss per share - basic and diluted	$(0.01)	$(0.01)
Weighted average number of shares outstanding

Basic and diluted	266,111,543	266,111,543

Cash Flows

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Cash Flows Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended March 31,
	2018	2017

Operating Activities
Net loss for the period	$(1,831)	$(2,562)
Adjustments for items not involving cash:
Depreciation expense	8	12
Foreign currency translation (Note 7)	345	—
Finance costs (Note 7)	293	10
Share-based compensation (Note 8)	124	357
Change in non-cash working capital items:
Other receivables and prepaid expenses	50	(118)
Accounts payable and accrued liabilities	(1,192)	214
	(2,203)	(2,087)

Financing Activities
Loan interest (Note 7)	(254)	—
	(254)	—

Net change in cash and cash equivalents	$(2,457)	$(2,087)

Cash and cash equivalents, beginning of year	$12,979	$9,817

Net change in cash and cash equivalents	(2,457)	(2,087)

Cash and cash equivalents, end of period	$10,522	$7,730

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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CANADIAN ZINC CORPORATION Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars, except for share information)

Shareholders’ Equity

	Share Capital
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2016	266,111,543	$114,618	$15,873	$(114,592)	$15,899
Share-based compensation (Note 8)	—	—	357	—	357
Net loss for the period	—	—	—	(2,562)	(2,562)
Balance, March 31, 2017	266,111,543	114,618	16,230	(117,154)	13,694
Share-based compensation (Note 8)	—	—	485	—	485
Net loss for the period	—	—	—	(8,512)	(8,512)
Balance, December 31, 2017	266,111,543	114,618	16,715	(125,666)	5,667
Share-based compensation (Note 8)	—	—	124	—	124
Net loss for the period	—	—	—	(1,831)	(1,831)

Balance, March 31, 2018	266,111,543	$114,618	$16,839	$(127,497)	$3,960

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.       Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. There are however material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern which are discussed below.

The Company has a history of losses with no operating revenue other than interest income and has negative working capital of $2,315,000 as at March 31, 2018. In December 2017, the Company entered into a financing agreement with Resource Capital Fund VI L.P. (“RCF”) for an interim non-convertible project loan in the amount of US$10 million which is repayable on or before January 31, 2019.

The Company and RCF remain in discussions regarding RCF’s further participation in future project financings, including restructuring or refinancing the bridge loan. The Company has reasonable expectations that the RCF discussions will be successful and therefore the unaudited condensed interim consolidated financial statements have been presented on the basis that the Company is a going concern.

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project, refinance or renew the loan payable when it becomes due in January 2019, should the discussion with RCF be unsuccessful, and to put the Prairie Creek Mine into production.

There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not give effect to any adjustments, which could be material, and which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited condensed interim consolidated financial statements.

2.       Significant Accounting Policies

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved and authorized for issue by the Board of Directors on May 15, 2018.

These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS.

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(b)	Basis of Preparation and Consolidation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss which are stated at their fair value. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on March 31, 2018. The accounting policies adopted by the Company have been applied consistently to all periods presented. These unaudited condensed interim consolidated financial statements are presented in the Company’s, and its subsidiaries, functional currency of Canadian dollars.

These unaudited condensed interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the Group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full upon consolidation.

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities at the reporting date and the reported amounts of income and expenses during the reporting year. Actual results may differ from these estimates.

i.	The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for the development of the Prairie Creek mine and exploration of the Newfoundland properties and for working capital requirements. In concluding the Company is a going concern, management considers funds on hand at period end, planned expenditures for at least 12 months from the balance sheet date and strategic objectives in its assessment. The Company and RCF remain in discussions regarding RCF’s further participation in future project financings, including restructuring or refinancing the project loan. The Company has reasonable expectations that the RCF discussions will be successful and therefore the unaudited condensed interim consolidated financial statements have been presented on the basis the company will continue as a going concern. Due to the nature of its business, management increases or decreases administrative and exploration expenditures based on available working capital. Judgments must also be made with regard to events or conditions which might give rise to significant uncertainty.
ii.	Valuation of exploration and evaluation assets: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.
iii.	Decommissioning provision: Decommissioning provisions are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require significant judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, regulations and remediation practices and the expected timing of remediation work.
iv.	Share-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value of share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 8.

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.       Significant Accounting Policies (continued)

(d)	IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results, financial position or accounting policies of the Company. Significant standards adopted include the following:

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, the standard retains most of the IAS 39 requirements.

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

(e)	IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these condensed interim consolidated financial statements. The Company considers the following standard the most significant and is not a complete list of new pronouncements that may impact the financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is assessing the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility operating leases. Upon transition, the new right-of-use asset will be recognized at approximately $207,000 and the corresponding lease liability will be recorded at approximately $180,000. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

3.        Cash and Cash Equivalents

The Company’s cash and cash equivalents at March 31, 2018 consisted of cash of $357,000 and cash equivalents of $10,165,000 (December 31, 2017 - cash of $1,620,000 and cash equivalents of $11,359,000).

4.        Short-term Investments

Short-term investments, which consist primarily of investments in Banker’s Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year from the date of purchase. At March 31, 2018, short-term investments had a carrying value of $36,000, earning income at a rate of 0.60% (December 31, 2017 - $31,000, earning income at a rate of 0.60%). The carrying values of short-term investments approximate their fair values due to the relatively short period to maturity.

5.        Restricted Cash

As at March 31, 2018, restricted cash comprised reclamation security deposits totaling $2,075,000 (December 31, 2017 - $2,075,000) held by government agencies as financial assurance in respect of certain reclamation obligations at the Prairie Creek Property.

6.        Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Prairie Creek Property is subject to a 1.2% net smelter return royalty. Through the Company’s wholly-owned subsidiaries Paragon and Messina, the Company also holds a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

	March 31, 2018	December 31, 2017
Prairie Creek Mine	$6	$—
Central Newfoundland properties	5,398	5,398
	$5,404	$5,398

The Company has incurred historical exploration and evaluation costs of $84,419,000 on the Prairie Creek Mine asset and $7,375,000 on exploration properties in central Newfoundland (see Note 9) and has expensed these costs pursuant to its accounting policy. Reclamation and closure costs and any subsequent changes in estimates are capitalized into exploration and evaluation assets and amortized over the life of the related asset.

7.       Loan Payable

On December 22, 2017, the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Funds pursuant to which RCF provided an interim non-convertible project loan in the amount of US$10 million. The Project Bridge Loan bears an interest rate of 8%, payable quarterly and will mature on January 31, 2019. The loan is secured by a charge on the Company’s assets and contains customary affirmative and negative covenants and events of default. Net loan proceeds were $12,563,000 consisting of gross proceeds of $12,695,000 offset by transaction costs of $132,000.

For the three month period ended March 31, 2018, the Company accrued interest of $283,000 and paid interest of $254,000. A loss of $345,000 was recorded to revalue the US dollar loan to Canadian dollars as at March 31, 2018.

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.       Reserves

(a)	Stock Options

The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant. At March 31, 2018, there were 5,200,000 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

	March 31, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,200,000	$0.35	5,850,000	$0.36
Expired	—	—	(650,000)	0.46
Outstanding, end of period/year	5,200,000	$0.35	5,200,000	$0.35

As at March 31, 2018, the Company had outstanding and exercisable stock options, with a weighted average remaining contractual life of 3.4 years, to purchase an aggregate 5,200,000 common shares as follows:

	Options Outstanding		Options Exercisable
Expiry Date			Number of Options	Weighted Average Exercise Price
August 10, 2021	5,200,000	$0.35	4,550,000	$0.35
	5,200,000	$0.35	4,550,000	$0.35

For the three month period ended March 31, 2018, the Company recorded share-based compensation expense for stock options granted to directors, officers and employees of $31,000 (March 31, 2017 - $137,000).

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.       Reserves (continued)

(b)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding common shares of the Company.

During the three month period ended March 31, 2018, the Company issued 240,380 DSUs to directors and 2,300,000 RSUs to senior management (March 31, 2017 - 142,045 DSUs and nil RSUs).

At March 31, 2018, there were 1,364,224 DSUs and 7,850,000 RSUs outstanding (December 31, 2017 - 1,123,844 DSUs and 5,550,000 RSUs).

	Number of DSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Outstanding, December 31, 2016	461,404	$0.20	5,550,000	$0.19
Granted	662,440	0.19	—	—
Outstanding, December 31, 2017	1,123,844	0.19	5,550,000	0.19
Granted	240,380	0.13	2,300,000	0.15
Outstanding, March 31, 2018	1,364,224	$0.18	7,850,000	$0.17

The RSUs granted were subject to a ten to eleven month vesting period; a pay-out date of 2 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. Upon issuance, the DSUs are fully vested and are assigned a fair value based on the share price at time of issuance. Subject to the terms and conditions of the DSU Plan, DSUs are settled upon retirement.

For the three month period ended March 31, 2018, the Company recognized share-based compensation expense for DSUs granted of $31,000 (March 31, 2017 - $31,000) and RSUs granted of $62,000 (March 31, 2017 - $189,000).

10

CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.       Reserves (continued)

(c)	Share Purchase Warrants

As at March 31, 2018, the Company has outstanding exercisable warrants to purchase an aggregate 2,448,000 common shares with an exercise price of $0.25 per common share and an expiry date of July 7, 2018, as follows:

	March 31, 2018		December 31, 2017
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	2,448,000	$0.25	16,734,000	$0.46
Expired	—	—	(14,286,000)	0.50
Outstanding, end of period/year	2,448,000	$0.25	2,448,000	$0.25

(d)	Summary

A summary of the changes to the reserves is summarized below as follows:

	Share Options and Units	Warrants	Unexercised Share Options, Units and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2016	$1,200	$1,895	$12,174	$604	$15,873
Share-based compensation	842	—	—	—	842
Stock options expired	(143)	—	143	—	—
Warrants expired	—	(1,456)	1,456	—	—
Balance, December 31, 2017	1,899	439	13,773	604	16,715
Share-based compensation	124	—	—	—	124
Balance, March 31, 2018	$2,023	$439	$13,773	$604	$16,839

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CANADIAN ZINC CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the period ended March 31, 2018

(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.       Exploration and Evaluation Expenditures

	Three months ended March 31,
Prairie Creek Mine	2018	2017
Camp operation and project development	$65	$54
Mine planning and feasibility studies	158	1,074
Permitting and environmental	139	228
	362	1,356

Depreciation - mining plant and equipment	7	10
Total exploration and evaluation expenditures	$369	$1,366

Exploration and evaluation expenditures (inception to date), beginning of period/year	$84,050	$78,508
Total exploration and evaluation expenditures	369	1,366
Exploration and evaluation expenditures (inception to date), end of period/year	$84,419	$79,874

	Three months ended March 31,
Central Newfoundland Properties	2018	2017
Geology	$23	$105
Diamond drilling	4	269
Total exploration and evaluation expenditures	$27	$374

Exploration and evaluation expenditures (inception to date), beginning of period/year	$7,348	$4,167
Total exploration and evaluation expenditures	27	374
Exploration and evaluation expenditures (inception to date), end of period/year	$7,375	$4,541

For the three month period ended March 31, 2018, employee wages and benefits of $67,000 were included in exploration and evaluation expenditures (March 31, 2017 - $122,000).

10.       Subsequent Events

On May 15, 2018, the Company announced it had entered into an equity financing agreement with RCF, pursuant to which RCF has agreed, subject to shareholder and regulatory approvals, to purchase $20 million in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018. The use of proceeds of the equity financing will include repayment of the US$10 million bridge loan advanced by RCF in December 2017, the ongoing development of the Prairie Creek Project and general working capital.

On May 15, 2018, the Company announced the appointment of a new President, R.J. (Don) MacDonald, effective May 16, 2018 and the grant of stock options to Mr. MacDonald under the Company’s Incentive Stock Option Plan on 2.5 million shares at $0.20 per share, exercisable for five years with vesting quarterly in arrears over two years, subject to regulatory and shareholder approvals, if required.

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